Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

World Color Press Inc.
Suite 1100
999 de Maisonneuve Blvd. W.
Montréal, Quebec H3A 3L4

Item 2.	Date of Material Change

September 8, 2009

Item 3.	News Release

A press release was issued by World Color Press Inc. (“World Color”) on September 8, 2009. A copy of the press release is attached hereto as Schedule A and forms an integral part hereof.

Item 4.	Summary of Material Change

On September 8, 2009, World Color announced that Mark Angelson became Chairman and Chief Executive Officer of World Color.

Item 5.	Full Description of Material Change

On September 8, 2009, World Color announced that Mark Angelson, who has been non-executive Chairman of the World Color Board of Directors, became Chairman and Chief Executive Officer, effective immediately as of the date of the press release, and will continue to work with the Board on the Company’s strategic direction while managing World Color on a day-to-day basis. Jacques Mallette, the Company’s Chief Executive Officer, will leave World Color to pursue outside business interests.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567- 7070 or Roland Ribotti, Vice President, Corporate Finance and Treasurer, at (514) 877-5143 or (800) 567-7070.

Item 9.	Date of Report

September 11, 2009

SCHEDULE A — PRESS RELEASE
See attached.

World Color Press Inc. (formerly
Quebecor World Inc.)
TSX: WC, WC.U
Sep 08, 2009 06:02 ET
Mark Angelson Appointed Chairman and Chief Executive Officer of World Color Press Inc.
MONTREAL, CANADA—(Marketwire — Sept. 8, 2009) — World Color Press Inc. (TSX:WC)(TSX:WC.U) (“World Color”) today announced that Mark Angelson, who has been non-executive Chairman of the World Color Board of Directors, will become Chairman and Chief Executive Officer, effective immediately, and will continue to work with the Board on the Company’s strategic direction while managing World Color on a day-to-day basis. Jacques Mallette, the Company’s Chief Executive Officer, will leave World Color to pursue outside business interests.
“We are very pleased that Mark has agreed to become the new leader of World Color,” said Tom Ryder, the newly elected Lead Independent Director of the World Color Board of Directors. “Mark is a dynamic and proven leader with an unparalleled track record in the printing industry. He is a change agent who has spearheaded the development of corporate cultures that are entrepreneurial, collaborative and hard-driving. These attributes are essential in order to meet the challenges faced by today’s printing industry.”
Mr. Ryder continued: “World Color has a rich tradition of leadership and excellence. The Board and I are confident that Mark will take the best of World Color — its loyal customer base, dedicated employees, leaner cost structure and a much improved balance sheet — and add a renewed spirit and vigor as we embark on World Color’s next great chapter.”
Mr. Angelson, whose office will be at the Company’s headquarters in Montreal, said: “I am honored to be asked to lead a company with such deeply talented and dedicated employees as we begin a new chapter in our storied, century-long existence. While well versed in the industry, I am new to the Company. My first priority will be working with our sales force to further strengthen our customer base. I will simultaneously lead an assessment of our operations and management and make recommendations to the Board with a view to optimizing our business in the current challenging economic environment.”
Mr. Angelson continued: “I intend, together with our talented employees, to move World Color forward with a new sense of urgency. We will do strategic planning by listening to customers and meeting their needs. We will foster a work environment that values integrity and safety, demands excellence and accountability, recognizes performance, and relentlessly focuses on costs and cash. We will seek to enhance productivity, reduce waste and turnaround times, maintain the most advanced technology and ensure the highest quality products and services for our customers.”
Mr. Angelson, 58, is a seasoned executive who, over the course of his distinguished career, has led numerous combinations in the printing industry. As Chief Executive Officer of RR Donnelley from 2004 through 2007, he orchestrated the effort that transformed the industry, combining RR Donnelley and other leading firms in the Americas, Europe and Asia to create the world’s largest provider of printing and related services. Under his stewardship, RR Donnelley enjoyed dramatic growth in its revenue, profit and shareholder value.
Prior to leading RR Donnelley, Mr. Angelson served variously as Chief Executive Officer, Chairman and Lead Independent Director of Moore Wallace, a former stalwart of the Toronto Stock Exchange. He was a principal architect of the merger between RR Donnelley and Moore Wallace and the earlier merger of Moore and Wallace Computer Services. Previously, Mr. Angelson served as Deputy Chairman at Big Flower, now known as Vertis.
“The excellent employees of World Color have performed admirably during extraordinarily challenging times. I look forward to working closely with them to build upon the promise of a fresh start and restore World Color’s position as the preeminent provider of print, digital and related services for the benefit of all our stakeholders,” concluded Mr. Angelson.
“We thank Jacques for his contributions in leading the Company through a complex reorganization,” said Mr. Ryder. “We wish him well in his future endeavors.”
Forward-looking statements
To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the Company’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.
Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.
Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.
Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of September 8, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.
About World Color Press
World Color Press is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, World Color’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, World Color has had a rich tradition of leadership and excellence. Its team of approximately 20,000 employees is focused on helping clients meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about World Color can be found on its Web site at www.quebecorworld.com.
For more information, please contact
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070
or
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070